Filed by DISH Network Corporation (Commission File No. 001-39144)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: EchoStar Corporation (Commission File No. 001-33807)

Transaction Announcement – Webcast Presentation

August 8, 2023

Corporate Speakers

•	Tim Messner; DISH Network Corporation; General Counsel

•	Hamid Akhavan; EchoStar Corporation; Chief Executive Officer & President

•	Charles Ergen; DISH Network Corporation and EchoStar Corporation; Executive Chairman of the Board

•	John Swieringa; DISH Network Corporation; President and Chief Operating Officer

•	Tom Cullen; DISH Network Corporation; EVP of Corporate Development

Participants

•	Richard Prentiss; Raymond James & Associates, Inc.; Head of Telecommunication Services Equity Research & Research Analyst

•	David Barden; Bank of America; Analyst

•	Walter Piecyk; LightShed; Analyst

•	Unidentified Participant; Barclays; Analyst

•	Brett Feldman; Goldman Sachs; Analyst

•	John Hodulik; UBS; Analyst

•	Michael Rollins; Citigroup Inc.; MD & U.S. Telecoms Analyst

•	Craig Moffett; Moffett Nathanson; Analyst

•	Christopher Quilty; Quilty Analytics, Inc.; Research Analyst

•	Unidentified Participant; Bloomberg; Analyst

•	Drew FitzGerald; The Wall Street Journal; Reporter

PRESENTATION

Operator^ Good day, and thank you for standing by. Welcome to the EchoStar Transaction announcement Webcast Presentation. (Operator Instructions) Please be advised that today's conference is being recorded. And I would now like to hand the conference over to your speaker today, Mr. Tim Messner. Sir, please go ahead.

Tim Messner^ Thanks Chris. Good morning, everyone, and thanks for joining us. In light of today's joint transaction announcement, in lieu of the EchoStar earnings call that was originally scheduled during this time slot, we're instead going to focus on discussing the transaction, and we will generally not be taking questions on either EchoStar's or DISH's quarterly results.

To that end, we're joined on the call today by Hamid Akhavan, the President and CEO of EchoStar; Charlie Ergen, the Executive Chairman of both DISH Network and EchoStar; John Swieringa, the President and Chief Operating Officer of DISH; Paul Gaske, the Chief Operating Officer of EchoStar, Tom Cullen, EVP of Corporate Development at DISH; Paul Orban, EVP and CFO at DISH; Dean Manson, Chief Legal Officer of EchoStar; and Jeff Boggs, the SVP of Finance at EchoStar.

Before we start, I need to remind you of the company's safe harbor. During this call, DISH and EchoStar may make forward-looking statements, which are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from historical results or from their forecast. DISH and EchoStar assume no responsibility for updating forward-looking statements. For more information on factors that may affect future results, please refer to the company's respective SEC filings. Just to let you know, you can replay today's call as well as the prepared remarks and supplementary slide deck on the EchoStar and DISH Investor Relations website following the call.

As a reminder, the presentation is self-driven, so click next on your own to advance through the slides. And at the conclusion of the prepared remarks, we expect to take calls first, questions from the analysts, followed by questions from the media.

That's it. With that, I think I'll turn it over to Charlie Ergen to take our presentation. Go ahead, Charlie.

Charles Ergen^ Thank you, Tim, and good morning. Thanks for joining us. It's an exciting day for both EchoStar and DISH. This morning, we announced DISH and EchoStar entered into a definitive agreement to combine in an all-stock merger. The combined company will be well positioned to deliver a broad set of communication and content distribution capabilities. We're bringing together two trail blazers with complementary portfolios to create a scaled operator with a premier portfolio of wireless, satellite and video distribution assets. At its core, this transaction is about growth and building a long-term sustainable business. This is a logical next step for both companies to realize the potential of the combined portfolio.

Today, I'll provide a bit of an overview of the transaction and the reasons we're excited about the merger, and then I'll hand it over to Hamid Akhavan, who will provide more detail on the strategic fit, operational synergies and financials.

Let's turn to Page 3, which is Slide 1, but it's on Page 3. And let me start by outlining why this is strategically compelling and financially attractive combination. First, this transaction creates a scale of operator with permitting capabilities across wireless, satellite and video distribution, including global reach. We'll enhance our scale by combining customer bases. And together, we have a diversified portfolio of approximately 18 million subscribers. They're all a little bit different buckets in our companies, and we combine those altogether and with -- obviously with more modern technology and databases, we have an ability to be more efficient at serving those customers and growing those customers.

Additionally, by integrating DISH spectrum with EchoStar's technology capabilities, we'll have the ability to amplify the 5G private network. In other words, what we -- what we're able to do is combine satellite communication and terrestrial communications all within the 5G cloud-native platform. Beyond the strategic benefits, there's also -- it's also attractive financial combination. This slide is a little bit unclear, but we expect to generate to ramp to $150 million of clear achievable EBITDA annually, right? So the slide is a little bit unclear, but that's annual based on a ramp of synergies that will create a more robust capital structure and will provide financial flexibility to position the company for growth and value creation.

Now let's move to Page 4. Let me take some of the elements of this trend of this slide. The transaction structure is an all-stock merger at a fixed exchange ratio. The combination was negotiated and recommended by special committees and independent directors of both companies and unanimously approved by both Boards of Directors. At close, as outlined in the slide, EchoStar shareholders will receive 2.85 shares of DISH Class A common stock for each Class A, Class C or Class D common stock and 2.85 shares of Class B common stock for each share EchoStar Class B common stock. The exchange ratio represents a premium of 12.9% to EchoStar shareholders as implied by the unaffected 30 day volume weighted average closing price of the two companies on July 5, 2023, the last full trading day prior to media speculation about a potential transaction. The majority shareholder group, which is approximately 90% and 93% of the combined voting powers of DISH and EchoStar, respectively, has approved adoption of the merger agreement and the issuance of DISH Network common stock required for the transaction via written consent.

No further action by DISH or EchoStar shareholders is required to approve this transaction. Post close, existing DISH shareholders will own approximately 69% and existing EchoStar shareholders will own approximately 31% of the combined company. Let's look at what the leadership will look like. I will continue to serve as Executive Chairman, and Hamid Akhavan will become -- will be President and CEO of the combined company. I'll say a little bit about Hamid. He's got 25 years in telco experience, of which 10 of those years was running Deutsche Telekom, European operations as the CEO. He's also a unique individual in that he not only sends technology as an engineer but he also has a lot of experience in the private equity world with 7 years in private equity. And of course, most recently has been CEO and President and CEO of EchoStar. So he brings a rare combination of financial ability and engineering and technical ability as well as his management. So I couldn't be more pleased to work with Hamid, and I've enjoyed working with him and with EchoStar, but even more excited to work with him on the total combination.

John Swieringa, President and CEO of DISH Wireless will be President of Technology, Group and also Chief Operating Officer of the combined company. So John is uniquely qualified, really as a former COO of DISH to bring those assets together and make them function a bit more synergistic way for the benefit of all of our customer base.

Erik Carlson will continue to serve as President and Chief Executive Officer of DISH until closing of the transaction, at which time he will depart the business. And certainly, Erik has been a valuable part of our company for the last 28 years. And he's part of everything that is good is about DISH and as he started at the lowest level of the company and grew to the top of the company over his career. And he's going to make a great CEO for somebody out there and will be (inaudible), and we're sorry to lose him, but we also want our people to, our alumni to be successful and Eric is certainly going to be.

We'll have more announcements about the broader management team in the coming weeks. Hamid and I will serve on an 11-member board along with 3 EchoStar directors and 6 other DISH directors. The combined company will be headquartered in Englewood Colorado while maintaining its presence in Maryland, primarily with our Hughes Corporation assets. We expect the transaction to close in the fourth quarter. And of course it is, of course, subject to regulatory approvals and customary closing conditions.

And with that, I'd like to now turn the call over to Hamid, and he'll share some more about why we think this is such an exciting time for both DISH and EchoStar.

Hamid Akhavan^ Thanks Charlie. We are thrilled about this combination and believe this is a win-win for the shareholders and other stakeholders of both companies. Moving to Slide 5. This clearly highlights what we -- what the combined company will look like. Will be a truly scaled operator with a wide and diversity of connectivity capabilities. We'll go to market worldwide with a portfolio of leading brands and consumers know and trust at a scale of capabilities that is premier in the industry.

From cable to Internet to mobile and cellular service, our consumer continuity business will serve roughly 18 million total subscribers across our combined offerings. For enterprise and government customers, our complementary market-leading services and systems will support 570,000 sites in 43 countries around the world. DISH's O-RAN 5G broadband network, Americas first, leverages more than 16,000 sites to cover 246 million Americans. DISH has also invested more than $30 billion in the strategic spectrum assets in the U.S. and abroad. While leveraging EchoStar's technical and engineering capabilities together, we will be able to unlock significant value from this established foundation to effectively capitalize on the 5G private network opportunity.

On slide 6, we show how this transaction will result in a combined company with a diversified and a strengthened portfolio of connectivity businesses. Not only will our scale be enhanced, but our portfolio of assets will be more diverse and even stronger together. This will put us in a best position to more effectively capture significant growth opportunities ahead. As you can see by looking at the combined chart on the right.

Turning to Slide 7. We believe this transaction will create a scaled consumer connectivity leader focused on the value we bring to consumers. One of the reasons this transaction makes sense is to ensure we are better positioned to meet the needs of consumers in a connectivity landscape that is rapidly changing. From unconnected individuals in the most rural and remote regions of the world to the constantly evolving network of private enterprises and government institutions, things are shifting quickly. DISH's pay TV service has a high-quality customer base of 8.9 million subscribers that benefit from our optimized content cost and innovative technology and equipment, which have earned us the number 1 rating in customer satisfaction across the country.

For retail wireless DISH’s smart 5G network offers nationwide coverage with value and price leadership and leading online retail relationships. These are complemented by EchoStar's satellite broadband service. And the number one satellite ISP EchoStar's offering is bolstered by JUPITER 3 capacity and low latency technology to provide customers with a high-speed seamless online experience. Together, these assets are the basis of consumer connectivity business that delivers the highest quality service at accessible price points to all of our subscribers.

Next, on Slide 8, I would like to discuss the greater 5G private network opportunity. This is a significant component of the revenue synergies that we expect to extract from the combination of these two companies. By bringing together DISH's enormously valuable portfolio of nationwide spectrum built for private networks and EchoStar's decades of network experience and deep history of SD-WAN site management we will be able to provide a more attractive higher quality offering to capitalize on the significant 5G private network opportunity. This is a big area of opportunity for us.

Turning to Slide 9. If we think about what we have done to get here, it's important to recognize that both DISH and EchoStar have already made significant investments that we position the combined company for future growth. DISH has deployed its 5G network to cover more than 70% of the United States market with the rest covered through long-term roaming relationships. Full commercializing and subscriber leading of the DISH network is also currently underway.

On the EchoStar front, we have now successfully launched the JUPITER 3 satellite, a key milestone for us, and there is significant available capacity for service to converge. Importantly, DISH's substantial past investments in spectrum and its wireless build-out combined with EchoStar's recent launch of JUPITER 3 will significantly reduce near-term CapEx requirements, which in turn will increase free cash flow generation. Indeed, we believe we can accomplish our goals, our growth plans with approximately $2 billion of cumulative CapEx in 2025, which is well below current Street estimates.

Moving to Slide 10. One of the attractive elements of this combination is the synergies we can generate. The cost and revenue synergies from this transaction are clear, achievable and will drive significant shareholder value. Through rationalization and optimization of expenses, we'll be able to realize $75 million in run rate OpEx and CapEx synergies, 75% of which we expect to achieve within the next two years. We're also targeting $275 million in revenue synergies that would result in incremental $80 million in EBITDA by 2027 driven by executing on opportunities in our combined 5G satellite broadband private network, expanded government services and additional sales opportunities from EchoStar enterprise relationships. We also see a potential significant opportunity to license or build, build out EchoStar's spend globally, but that was not modeled in our estimate of potential synergies. Altogether, we expect approximately $150 million of EBITDA synergies that will accelerate growth, enhance free cash flow generation and create value for our shareholders.

Next, on Slide 11, this transaction will result in a combined company with a stronger balance sheet and enhanced liquidity, and we have a clear plan in place to fund our growth objectively. With the efficiencies in CapEx spend that we discussed earlier, coupled with the significant cost synergies we expect our free cash flow generation capability to strengthen meaningfully. The combined company also benefits from significant funding capacity most notably, DISH’s unencumbered spectrum has a market value of more than $35 billion as estimated by an array of Wall Street research analysts. This spectrum portfolio can support an additional $10 billion or more in financing capacity. In conjunction with additional potential sources of liquidity, combining will strengthen our capital structure to position the company for sustainable growth moving forward.

Lastly, on Slide 12, in summary, this is an incredibly exciting milestone for both DISH and EchoStar. These benefits not only our investors but also our stakeholders, from employees to customers, to partners. As a combined company will offer a broad suite of robust connectivity services using a superior portfolio of technology spectrum, engineering, manufacturing and network management expertise. This is all about growth and building a long-term sustainable business. We are enthusiastic about what we will be able to achieve as a combined company in the near future.

With that, we'll now open the call for Q&A.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) And our first question will come from Richard Prentiss of Raymond James Financial.

Richard Prentiss^ Good morning, everybody. You've been busy.

Charles Ergen^ Just a normal day for us.

Richard Prentiss^ Quickly lived a year this last week. The recombination stock deal makes sense to us. Yin and Yang combination, want to focus on a couple of areas. Hamid, you mentioned on Slide 9 that cumulative CapEx in 24 to 25 of $2 billion, that's definitely well below the Street. Help us understand, I assume that excludes capitalized interest. Does that include CPE equipment for like success-based stuff? And how does that reflect the June of 25, 75% build-out coverage requirement from the merger?

Hamid Akhavan^ Yes. That does not include the CPE. Obviously, the growth is not included in the sense that any CapEx that you spend for acquiring new customers, obviously, is a success-based CapEx, so we appreciate, but that's not -- in the 2 million, it does not include the capitalized interest. But it does include the planned build-out. I think there -- maybe I'll refer to Charlie here in terms of the plans for the DISH wireless capital. I can say that JUPITER 3 we have paid for the satellite in full. There is really isn't anything else we need to pay. We will pay -- incur some CapEx for subscriber equipment, but the scale of that CapEx relative to the $2 billion is a very small number.

Charlie, perhaps you can comment on the DISH wireless side.

Charles Ergen^ Yes. On the DISH wireless side, we have a number of opportunities and potential on all of our build-outs, but it does include what we expect at the lowest level of what it would take for us to reach our milestones, continue milestones with the FCC.

Richard Prentiss^ Okay. Second question, on Slide 11, you talk about unencumbered spectrum. Can you update us a little bit on the T-Mobile spectrum option? I think T-Mobile mentioned that's been extended by the DOJ maybe to a decision by August 11. Is that reflected in here? Or what should we think about the current status of that option?

Charles Ergen^ Yes. This is Charlie. The option is still in place, and we still -- and as Mike Sievert we're in negotiations about the transaction there. We wouldn't, in any way, leverage DISH's balance sheet for a transaction of that magnitude, given our -- but we do think that the spectrum is important. So we don't think there's a hard date at this point. I forget the date you said. But I think both sides are hopefully negotiating in good faith, and we'll see where that goes. But from an investor point of view, it would -- if we're able to construct a transaction will be positive and it won't affect -- I mean, DISH's balance sheet.

Richard Prentiss^ Makes sense. One more quick one for me. You talked about 5G private networks being stronger with the combined company. I'm surprised you haven't done more with fixed wireless. That product is doing very well for T-Mobile and Verizon. It works great when you have spare capacity. Update us maybe on your thoughts about where fixed wireless fits in the stacking of using the DISH spectrum and wireless network because it sure seems like some easy revenues to pick up, particularly selling into the Pay TV base that you have at DISH.

Charles Ergen^ It's Charlie, it's a fair point, I might have John talk about fixed wireless and that potential since he's been working on that. But I'd say, in general, we're a connectivity company. We think fixed wireless is part of what we do, whether it be from satellite, whether that be from terrestrial. We -- one of the potentials out there is the 12 gigahertz spectrum that we own, which is -- which we own about -- I think the vast majority of the top markets in the United States, and that's 500 megahertz of 12 gig. That's another way to approach with FCC is analyzing that.

They've decided that it's not -- at this point, it's not available because of interference for mobile, but they've indicated that they're going to -- they're reviewing it for fixed wires. That would be a big benefit to consumers and certainly a very robust spectrum that in many ways is more efficient than the mobility side of it. John, maybe you talk about -- because I know you've looked at that.

John Swieringa^ Yes. It's John. On the fixed wireless side, obviously, we're keeping an eye on what the competition is doing. It's about sequencing for us. We've got our macro network deployment now with our low band to mid-end spectrum. Our uplink position is a little different than some of the incumbents. So we'd like to see new technology like carrier aggregation on the Uplink come to market. We expect to see that soon. And we'll be in the field doing trials and different things Obviously, we have a lot on our plate with getting the retail business rolling, but fixed wireless is on the development road map with no -- for planning around the launch.

Charles Ergen^ Yes. I mean I would say I want to add today. The network today is capable of doing fixed wireless similar the way some of our competition does it. It will be obviously for us to be an economic model. And as you said, if you got available bandwidth, you can make a case for that.

Richard Prentiss^ Thanks for having the call today.

Operator^ One moment please for our question. Our next question will come from David Barden of Bank of America.

David Barden^ I guess, Charlie, I have to ask you the first one. Obviously, I'm sure you've been busy. But U.S. Cellular looking at strategic options, could you elaborate a little bit on your thoughts about pros and cons of what U.S. Cellular would represent as a legacy mobile player, but maybe as an opportunity to get further down the path on your 75% coverage build-out?

And then the second question, I guess, John, the Amazon relationship. This is something we've been talking about for years and years and years. Can you elaborate a little bit on what's special about this relationship between Amazon DISH, if anything? Or that would be really helpful.

Charles Ergen^ Tom, do you want to take U.S. Cellular?

Tom Cullen^ Well, the notion that they're pursuing strategic alternatives just surfaced on Friday. So there's not a lot of information in the market yet as to the process. But clearly, they have towers, they have spectrum and they operate in geographies that we haven't fully built out. So it would be something that we'd be interested in looking at.

Charles Ergen^ Yes. And this is Charlie. I would just say that certainly, to the extent the U.S. Cellular were to sell some of their assets, that's a positive, almost under most scenarios, that's the opportunity and a positive for where we're trying to go. And obviously, you never know, there's a lot of regulatory issues and so forth. There's probably not those issues for us, but even -- might even be issues for us. John, you want to take Amazon?

John Swieringa^ Yes, sure. Look, on the Amazon front, we've made some progress. We certainly hope that they're viewing it as some increased confidence in us in our route to market with postpaid as well as our prepaid offerings. It's a bit different than a normal retail relationship, certainly, we run our core network on AWS. So as we load customers, there's benefits for Amazon sort of as we enter a growth cycle. It's early days. We hope to be able to expand the relationship, but we know we're going to have to show success and momentum to make that happen. Probably nothing else to say on that right now other than we are in market with Infinite.

Charles Ergen^ Yes. But I would say one thing, big picture not specific to your question, but when you think about where the world is going, data becomes more and more important, and particularly with the advent of artificial intelligence. Artificial intelligence is not good if you don't have data, and data is no good if you can't analyze the data. So that leads you to -- and I have to give Marc Rouanne a lot of credit because he's been talking about this for 3 years when he architected our network in the sense that he knew that we had to be cloud native, we had to run the network in the cloud. And there were a lot of skepticism about our ability to do that.

And to Amazon's credit, they've spent an order to mass resources to make that happen. But one of the dividends, and there's many, but one of the dividends is that our data is going to be in the cloud where you can now automate analyze and do things perhaps others can't. And then with the advent of our satellite network coming together, a lot of our satellite data will follow that same path. So where the puck is going. And from an architecture point of view obviously, we have to execute. But we -- artificial intelligence is starting to take off in a path that's faster than we thought. Now people probably overestimate the short-term benefits there, but that's -- and probably underestimate the long-term benefits as people say. But we're well positioned to take advantage of the growth in data usage and the need for that data so that you can automate and make artificial intelligence do things that otherwise wouldn't do. And I'm talking about stuff well beyond things like Chat GPT.

David Barden^ Really appreciate it. And if I could just do one quick follow-up, and I apologize. Mike Sievert, T-Mobile said that your relationship would end, I think, as Rick said, on August 11, which is in a couple of days. In your regulatory filings, you said August 30. And then in your remarks just a little bit ago, you kind of said there might not really be an end date. We all remember how the DOJ kind of got all up in your grill about the MVNO change with T-Mobile and slowed things down there. So could you kind of just be crystal clear about what the time line and how this plan could look on the 800 megahertz auction?

Charles Ergen^ I would say it this way. I think as long as the parties are negotiating. I think things will remain open. If there's a path if it becomes clear to one or both of the parties is there's not, then I think that I think that, that -- those negotiations would cease. And so I think August 11, I know it is not a -- all I can tell you is I know August 11 is not a date. I can't tell you whether August 12 will become a date, August 30. I just don't know as long. I can only say that the negotiations, their negotiations going on at the highest levels between the companies and that neither company has come to a resolution on that.

Operator^ And one moment, please for our next question. Our next question will come from Walter Piecyk of LightShed.

Walter Piecyk^ So we go back to the CapEx. I think historically, you said it's going to take $10 billion, I might have even been in the 10-Q. I mean, assuming you don't really jack the CapEx and in the second half of '23, you're probably end like a six in aggregate. So with that outlook for 2 in '24-'25, that gets you to eight. So is -- are you just -- is it lower to build than the $10 billion that you initially expected? Or is there something else we need to think about there?

Charles Ergen^ Yes. Walter, based on our projections, I would say that we can -- that we think we can do it. Again, some of that will be I guess there's two ways I look at it. One is there's an FCC commitments. And one is, how do you have the robust network to compete against -- compete against the incumbents. And the bare bone, obviously, we -- it's not the network we have today that we've built up for 73% of the population is certainly a robust network. But we have a cost for more rural areas. And there, you have kind of two thoughts.

One is, given our capital constraints, right, which is what we're showing you in the model to meet our FCC obligations, that's in that $8 billion kind of range, I guess. But in reality, with success, obviously, we go beyond that. And so I still internally still work with that $10 billion number internally because -- but we're not going to -- you only can do what you can do, and we're not going to stretch the balance sheet to do that if that's not the right business plan.

So -- but internally, I would say that -- and I think people are very skeptical that $10 billion number when we put that out there 3 years ago. But people just didn't understand with a greenfield with an O-RAN network, just how much less expensive that is to build and operate.

Walter Piecyk^ So at a minimum, you can hit that the next deadline with what is now an 8 number in your mind?

Charles Ergen^ Well, I mean, I'd say it this way. We have had every -- we have worked with the FCC to get our milestones. It wouldn't be my -- I would have preferred to be able to build our network at a little differently without the kind of 70% milestone. We did have to -- we spent, as you know, almost close to $1 billion in IoT that we had to throw away based on (inaudible) requirements. We probably would have built our network at a more regional basis, and it would have been a little bit more robust than it would have been in market sooner had we been able to do it on a regional basis versus a national population basis.

So but these are things that we're negotiating with the FCC. And there's a practical business world, and there's the regulatory world and sometimes those aren't as practical as we would like as business people. But look, we -- it's -- we don't get credit for it. Maybe we made it look a little easier than it was, but 1,000 days to build a network to 73% of the population from scratch, credit to Dave Mayo and his team. We had zero deployment employees 1,000 days ago. And it was hard enough, but then you go in COVID, where people couldn't even come into work and then the supply chain problems that, that created and we spent a little bit more money -- quite a bit more money to make sure we had supply and paid extra money to get things done. And our team had to work externally hard and come to work every day in a world that was not the norm.

So it's quite the accomplishments. So give investors a lot of confidence that this company can execute at a high level because very few companies could have probably done what this team did.

Walter Piecyk^ So if you're at 73 again and this incremental lower number isn't implying that there's some change in what your expectations with the FCC that you'll get that incremental 200 basis points or whatever it is, with this number?

Charles Ergen^ Well, look, I can only say that -- I would say it this way, I think that -- in general, the FCC has an obligation for things in the public interest, right? And I think that -- I think it's pretty clear that this administration would love to see (inaudible) nationwide competitors. And we're certainly going to be in -- we're going to bring innovation and competition. So I think the background of all that's good, right? And hopefully, we can -- we want to just want to build the best network we possibly can that serves the public interest. And we have whatever requirements we have, we think we put out there where we think how we get there. And I think we can build on that and do it a little bit better. That might take some conversations on how we might do it better.

But if they don't -- if the public interest is just to do what we said we're going to do, then we're going to do that. I would hope the public interest is to go beyond that and bring a little bit more innovation to the marketplace. But that's normal, right? Every company does that. All telcos do that. And the FCC uses their judgment as to what's in the public interest and makes changes accordingly.

Walter Piecyk^ Off on the Slide 11, you talk about in terms of sources of cash. You referenced levering up PBS more. I don't see anything here about levering up effectively what is at SaaS. I mean SaaS has free cash flow, but can you lever that effective subsidiary up as well for cash for the wireless business or no?

Charles Ergen^ Yes. I think it would be a mistake, Walt, to try to get into all the details of our capital structure and the fact -- the overwhelming thing is, I think the only thing to give investors’ confidence is that as we look at putting these companies together, the special committees and financial advisers, they did stress test the companies and they did stress that, and they looked at all those details, right? And they came -- my understanding, they came to the conclusion that this company passes that stress test. So that should give investors a bit more confidence than we probably see in the street today.

And there -- in that analysis, there are any number of options for the combined companies to continue to operate, to generate cash flow and if need be, generate investment capital.

Walter Piecyk^ All right. Let me just give you one last one because you mentioned to favor about this S-band on a global basis and LEOs was, I think, your next sentence maybe you could either describe the cost of sets to launch a LEO constellation to take advantage of the S-band or maybe comment on -- does that have strategic value to [Kiper], just to ask it directly, are other people out there that are in the process or having maybe changing or altering their LEO constellations. How do you view that S-band getting deployed strategically as a partnership or through an incremental funding the assets?

Hamid Akhavan^ This is Hamid Akhavan. So I'll take this question. First, I want to say that one of the key reasons we brought these companies together was to bring all of that spectrum or spectrum rights in one hand. One of the -- in fact, the only assets in this picture of having direct to device is that is lacking that is strategic is a spectrum ownership because without that, nothing else can be done. So we are very happy that this is now in one hand, under one capital roof.

Now as to what we've designed, we're in the stage of designing right now, and there's a number of options based on tweaking this and designs as we work with the market. This is an ecosystem development. This is not just build the satellites, building the satellites is probably the simpler candidly, a part of the equation. The harder part of the equation is how do you bring telco into it? And marrying this satellite network to over 500 networks around the world, carriers around the world, how do you create roaming relationships with them? How do you meet the regulatory requirement, the landing rights and all of that requires partnerships.

So one piece of answer to your question is you're working in partnerships. And we are in the process of developing and enhancing those partnerships and those partnerships also help us finalize the design. So we are in that stage. And clearly, one part of -- one aspect of that is the funding, which I think there's a significant amount of demand for a system given all the projections out there. So funding will ultimately be the final stage of this when we have the partnerships put together. But our contribution at a minimum, includes a vast amount of value through the spectrum assets and engineering and resources that we bring to the table. So in time, we'll disclose more information on that. But just for now, we're very happy that we are on that journey, and we're not far enough yet to be able to disclose any financials to the market.

Charles Ergen^ Yes. Just to give you more color, let me kind of backtrack take one step back. When you look at putting the companies together, my thought process in that. Obviously, there are other thought processes. But mine was when you put the companies together, are there opportunities that we couldn't do separately that we could do together. And then are there operating synergies between the companies and will our stakeholders benefit, that's our consumers, our shareholders and our employees. And then the final part is, is there a big idea that we -- is there just a big idea out there when you -- that keeps your company going for the next 50 years that you wouldn't otherwise do. And part of that big idea part really is combining the spectrum assets in one band, S-band, combining those together, which we couldn't do separately and then taking advantage of the 5G standards, which now have a satellite to handset standard, right? And the satellite like the device standard with Red Cap and other things is put yourself in a position to do that.

And with DISH having North American spectrum and EchoStar having the rest of the world, that, to me, is a much easier path than trying to do different frequencies in every country from satellite. We know enough about satellites, know that's a difficult project, and it adds a lot of cost and interference that you have to then mitigate. So you it's a much tougher problem. But when you have the same frequency around the world, it's much easier for your modem manufacturers, handset manufacturers and your operators who don't have to give their spectrum up. So and then the backdrop of that is obviously, from a financial point of view, we have spectrum and technology and network management, still going to be need a lot of capital. And as you know, having seen you with our last JUPITER satellite launch, you're 3, 4 years away from any kind of project like this in terms of operations. So you need capital.

But on the revert and a unique having work in that -- in the industry with the operators around the world. All operators are looking for extra revenue. They're looking for how they can get to make their product unique to their customers. And in theory, that there's no subscriber acquisition cost for satellite the handset because the customers already pay. There's no additional cost for that. So you combine all that together and you can certainly formulate a strategy where you'd say, DISH with this combination will be in a unique position to take advantage of potentially that. And that doesn't mean that we're -- that doesn't mean that we're funding this thing and it just means it enhances the value of what we have what we have.

And if there's a desire on the parts of operators and handset manufacturers and chip manufacturers and government entities and so forth, then we have it all together in a unique way that nobody else in the world does. And so while we think there's a lot of different ways and you see a lot of different things in the marketplace of doing it, based on what we know, and Hamid said it right, it is difficult to combine satellite and telco together.

But our open architecture that we designed was designed to put a satellite component into it. So we've thought about this a long time, and I just think we're well positioned. We're better off today together than we were before in terms of pursuing any opportunities there. But it's a long way off and it is not in our model. So if you're an investor looking out five years, you might be interested. But if you're here today from quarter-to-quarter, it's just not in our model.

Operator^ (Operator Instructions) Our next question will come from Kannan Venkateshwarof of Barclays.

Unidentified Participant^ Charlie, from a capital perspective, obviously, this enhances liquidity at least to take care of maturities as they come up over the course of the next year or so. I think earlier in the year, you had mentioned potentially tapping the hybrid markets to deal with the maturities of the converts next year. Is that still part of the -- part of the alternatives you're considering? Is there any other equity issuance we should expect?

And then beyond that, looking longer term, when we look at the quarter, the wireless business was not great just from a quarterly performance perspective. Is there any capital needs that you foresee for the wireless business beyond just CapEx to maybe accelerate the growth in this business or increase your spend on marketing or handsets going forward. So any color on that would be very helpful as well.

Charles Ergen^ Yes. So good questions. The one on the first question, I think, again, we have a lot of opportunities and options. I think all I can say is we're better off financially today than we were yesterday as a joint company, but we still have wood to chop, right? And we're cognizant of that. And I think you will see us as we move along this journey, you'll see us continue to show you how we're going to fund this company in its development.

The on the retail wireless side, again, the paradigm shift for us is our ability now to move into postpaid and put people on our own network. That's a big paradigm shift from a financial point of view. To the extent that, that's going well, we will use -- we will need success-based capital to grow that business for sure. But that will be success-based capital, and that's a little bit different than having to build out whether you that's a little different than building out a network where you're not sure whether you can be successful or not. So I could take a follow-up or some that wasn't clear.

Unidentified Participant^ Yes. I guess just as a follow-up, I mean, is there any sense of scale you could give us in terms of how much capital you plan to put behind scaling the business beyond just CapEx?

Charles Ergen^ Again, the way I look at it, the way we look at it, I think, is that if we're being successful, and we're putting the $1 out and we're getting a $2 return, we're going to go as fast as we can, and we think the market -- we think there's plenty of appetite for companies that can turn $1 to $2. If we're putting $1 out and get $0.90 back, we're going to go pretty slow. So I mean we're -- I think that we're economic animals. I think we've been good stewards of capital. And I think we we've -- all I can say, the way we've invested in the future and we invest in the future in a big way. And the -- you can't not pay attention to the future. And I think we'll be reward if we execute, which I think we will, then we're going to be rewarded for that because that investment is going to pay dividends. We didn't invest in spectrum because we thought it was a bad investment. We invested -- I think it's a good investment. It's a limited resource and it does something special. It connects people and things.

And therefore, we think that's a great investment. And we just have to go execute and get a return on that investment. And we haven't done that yet because it's taken longer than we thought to do that. Contrast that with the company that might just -- you might just take your cash flow and bleed it out and take the fixed telephone line business, right? That's great that you can pay a dividend and do that, but you're not ready for the future. And investors you have to make their choices to which company they want to invest in. I've chosen personally to invest in this company and invest in the future.

Operator^ Thank you. One moment please for our next question. Our next question will come from Brett Feldman of Goldman Sachs.

Brett Feldman^ Charlie, as you're aware, over the last several weeks, there's been a lot of speculation in the media about conversations you were having with potential financial partners and potential strategic partners. Obviously, this story ended up being true. What can you share about the process that actually led the DISH process that ultimately led this combination, what else may have been out there? Why do you believe that this is the best next step for DISH to take as you execute your business plan? And then is that process still ongoing? Should we anticipate that you are actively looking to maybe bring in another financial partner or another strategic partner? Or is this going to be the focus over the near to medium term, getting this deal right?

Charles Ergen^ Yes, Brett, I think I tried to answer that when I really went through my thought process. And again, obviously, other people of our Board and other thing had other thought process and other reasons and maybe Hamid could speak from his process. But it really was can we -- it's really can we do things together that we couldn't do when Hamid and I were at a satellite show, and we're talking with a lot of people who were very interested in satellite to ground communications, and we started exploring how we might do that separately. We just couldn't get between the companies. We just couldn't get the economics. We couldn't make that work. And so then we started looking at -- if we put the companies together, we knew we could do something that between satellite and ground terrestrial and it started getting bigger and bigger and bigger. I'll give you an example. And maybe I'll turn it to Hamid on that one, but talk about enterprise business and how those go together.

Hamid Akhavan^ So we did from EchoStar for the past 1.5 years -- for the past at least first year on my work at EchoStar. M&A was a key topic. I wanted to diversify the business through M&A and a good balance sheet, the ability to execute, had a deep scan in the market, again, with a view to acquire a scale business that was synergistic with what we had. And candidly, there was nothing in the market that excited me that would give me either good value, good value creation possibility or a diversification that I was looking for.

We give you a bunch of examples of how these two companies now have achieve that. I think ultimately, our special committee of the Board looked at all those opportunities. And decided that this opportunity was the most value-enhancing given all the strategic angles. So Charlie already expanded on the direct to satellite, I won't beat that one to death, but it is a the next holy grail of communication, which essentially allows every person on earth to always be connected, whether on the top of Mount Everest, in middle of the oceans or New York City with the same quality. I think that's a game changer that we activate with this merger, but also on the enterprise business.

So we have a $400 million enterprise business at EchoStar Hughes. It's highly, highly priced with respect to the quality of the customers we have. And in combination with DISH's resources, we actually demonstrated a private 5G for the government with the Island. This is a Navy base that we were handed to make most modern 5G O-RAN environment and fully turnkey service managers, so spectrum from DISH, resources for core from DISH and managed services, SD-WAN, satellite connectivity and a bunch of other capabilities from EchoStar. And this was a showcase for the government that we are hoping we obviously see the second base to work on. We are hoping that this is a foundation for many enterprise 5G and government 5G deployments.

So a long way of saying, I think we have our hands full with what we have already in terms of M&A. I think we have enough assets that just in-house material can give us, feed us growth for a long time to come. But if there's anything strategic out there that would even take us further, we certainly would look at it. I mean, there's no reason why we have to look at that.

Operator^ One moment please for our next question. Our next question will come from the line of John Hodulik of UBS.

John Hodulik^ Great. Just, I guess, coming back to the spectrum question, you guys have about -- our math about 150 megahertz of mobile wireless spectrum sort of on average per market. And then all the higher frequency stuff. I mean, Charlie, obviously, a lot of focus on the 800 megahertz option. I mean I mean obviously, the wireless business is nascent, and you've got your ability a tremendous amount of capacity. Why so much focus on adding to that pile spectrum? And if so, sort of where does it fit within your portfolio? And just trying to get a sense for again, you guys are to a certain set some financially constraints.

So it just sort of stand out to me that it seems strange that you would look to add to that pile given how much capacity and spectrum you have at this point?

Charles Ergen^ Yes. I mean I think you have to look at the total ecosystem. Our competitors obviously have almost twice as much spectrum as we do. There's applications in the front of the FCC today would where perhaps they want to add to that kind of spectrum. And you have to understand the characteristics of spectrum with -- and obviously, 800-meglow-band spectrum, at least from a coverage perspective is important, right, that certainly keeps your cost to build out down in a big way, right? So when you look at spectrum and build out cost, you have to put those together and look -- analyze those together.

So 800 megahertz is a unique low band frequency, that we have already built out in our network. So in other words, it's in all our radios that we have in the marketplace. So there's not an incremental build-out cost for it. So to the extent that we could negotiate something with T-Mobile for the purchase at that doesn't stretch our (inaudible). It doesn't affect our balance sheet, that would make some sense, whether that's whether that could be a deal consummated, that's another story. So there's a lot of logic behind why we think it's important for us to compete.

John Hodulik^ That makes sense. Is there any part...

Charles Ergen^ And then the other part of it strategically, we just wouldn't go to it on a call in terms of all the other reasons we think it's important.

John Hodulik^ Got it. Is there any portion of your portfolio that you would consider noncore? Like frankly, it's small, but the 700 megahertz sort of stand out. But any other sort of pieces that you would consider sort of selling?

Charles Ergen^ Yes. I think you're on the edge of a very good question, right, that there are -- in spectrum, there are trade-offs. And to the extent that you might get a piece of spectrum that might make some other piece of spectrum less important. And so I think it's -- for all operators, it's always a continual game of how do you get your spectrum in the adjacent spectrum where you can care aggregate, match low band with high band, mid-band. And so you see a lot of transactions where people are doing that, and they should do that.

And so that's why -- you can't look at any transaction in isolation that's usually a method of somebody's badness and why they do it because it affects other things but ultimately, people do that because their network is more efficient to save them capital and gives them a better competitive position. And that goes step further. I think what you're seeing around the world and other things, I think that you're going to -- I think a rational thing is all the CapEx that we see in telco and a tremendous amount of money that was paid for C-band spectrum as an example, you've got to start looking at network sharing. And the technology is advanced so far that network sharing is another way for incumbents and new entrants to reduce cost. And that the whole another thing we could spend an hour on as to why that -- you might see some of those things happen in the future.

So I guess, for us, we're in the arena every day with this. And so it's -- I've always found it frustrating to have a 30-second sound bite to explain what we're doing. And because most every conversation is an hour-long conversation to explain it, right? So we'll do a better job of it, boy, but it's just really hard to spend 15-year study in telco, I made 25 years in it and try to explain that on an hourly conference call.

Operator^ One moment please for our next question. Our next question will come from the line of Michael Rollins of Citi.

Michael Rollins^ Maybe going back to the 5G network build with all the spectrum bands that you're just describing, what's the experience that customers should expect today on the DISH network and how that might change by the time you get through your goals for 2025, and within that context, is there an expectation for the amount of traffic that's on net for DISH versus off-net for DISH?

John Swieringa^ It's John. So we've talked in previous DISH quarterly calls about where we are with our commercial bonder deployment. But the team is really on a roll with this. We're past 75 million POPs now covered with commercial bonder. In those markets, the majority of the traffic is carried by our network. We do have some constraints around compatible handsets. We've spoken before about going to market with Samsung and Motorola devices that carry our unique spectrum bands that are able to operate in 5G stand-alone with [Honor]. We've also talked about the expansion of that handset portfolio going into next year. We have the right handset and chipset partners to really have a full portfolio of competitive devices for retail. And so far, it's going pretty well with respect to the performance of the handsets on the network. Obviously, we're working at those metrics every single day, and we're really bullish about being able to load customers on the network as we go forward and expand to sort of full pop coverage within our 70-plus percent footprint going into early next year.

Charles Ergen^ And this is Charlie. I'll expand on that. The short answer is that the customers should expect our network to work as good as any -- and the other -- the 3 main national carriers today, their networks all worked very well, right? I'm amazed at how well they work, given how complex they are, it's a great achievement for them and our network needs to work as well as those. So that -- it wouldn't notice the difference.

On the margin, voice over new radio or VONR the 5G voice is on the margin a little better and so maybe on the voice side, there that's an opportunity for more efficiency and a slightly better quality. Having said that, I think the long term, and the way we look at it is what can you do with the modern O-RAN cloud-native network what are we going to be able to do in the future that perhaps other operators won't be able to do. And that's where you'll see the differentiation. And there's not any question that as the fourth player with a fraction of the customer base that our competitors have, we have to ultimately differentiate and in our network and have to be unique in some ways and the architecture and the way we're structured, we think there's going to be ways to do that. And that's the 2024, '25, '26 kind of thing where you'll see that. It's no different, and we've been through this. It's dejavu for me. But when we did satellite television, how did we -- we have to differentiate from cable. We had to differentiate from that experience, right? And we did simple things like interactive guide.

Automatically, the 30-second skip ahead for commercials, print a lockout that was robust, so customers could control what their kids watch, right? We did very simple things, but it was a better experience. And so customers preferred the experience with DISH over cable. So we had -- and that's what we have to do here again, and we think there's ways to do that.

Michael Rollins^ And in the slide deck, you referred to some of the synergies through 2027. And as you're looking at the merged companies through that year, can you give us an update on how investors should expect financial contributions between going after that retail consumer market that you started to target including postpaid the business and private market where you provided some thoughts on the opportunity in the wholesale market where you might sell to other providers that use your network for their own purposes, whatever it is.

Charles Ergen^ Well, I think we're designed to have our cake when needed too. We're designed primarily as a wholesale network. We have our own OSS BSS, it's available for other people to ride on our network. It's certainly is helpful for a network where we're not utilizing all the capacity we have. So it's designed for wholesale. Whether we have wholesale customers or not, you'll have to stay tuned, but it's designed for wholesale.

As part of that wholesale network, boost our own brand is a customer of that wholesale network. And John is responsible for that network. For a private network or an enterprise customer, they also would utilize that network. They may have some other SD-WAN and other things that maybe Hamid can talk about in conjunction and they may have a satellite overlay. It's one of the things we're finding out that as we talk to customers, on the satellite side, they're asking for terrestrial coverage, right? You can imagine an airline that says, I want connectivity to my airplane, but my biggest problem is when I get around the major airport, I have congestion because I've got 300 planes that are circling and no satellite coverage can take care of that. Well, we can solve that problem terrestrially for the airline, so that they can uniquely cover their customers while they're in the air, but they also can cover their customers when they're on the ground and when they're circling. So there's a lot of things to go together. You want to add something to that, Hamid?

Hamid Akhavan^ I think that the synergies you talked about is primarily in the enterprise side, the growth the revenue synergies come from. I gave an example -- a key example was this with the island, which has been a good foundation for us, bringing in terrestrial, the satellite and also beyond that, just the managed services of a company use, we have dozens and dozens of leading global brands as our customers very satisfied customers, names that are very notable, just recently won a 10,000 location for the U.S. post offices, many of these customers are able and interested to have their own private networks, some of the energy gas and oil companies that we are currently providing satellite connectivity, they're looking to move to 5G. They like moving to terrestrial and maybe even satellite 5G.

And so we have foot in the door. We have a long-standing relationship with those customers, and I think that the next path of evolution in their connectivity and our offering is to bring DISH's 5G, terrestrial 5G to them on a private way. So that's primarily where the synergies are. And I think they're -- obviously, we try to be conservative. We know that market is nascent and developing but nobody is in a better position than DISH and EchoStar, given what DISH has created so far with their completely cloud-based 5G network, which is going to be a slice and delivered to enterprises without any legacy encumbrances.

Operator^ Thank you. Our next question will come from Craig Moffett of Moffett Nathanson.

Craig Moffett^ Charlie, I think you can tell a lot of us are very focused and interested $2 billion CapEx guidance between now and 2025. Can you just remind us what is the measurement standard for successfully meeting the FCC's requirement for coverage of each of the individual licenses. I believe it's a drive test and so what is the CapEx between now and then look like? Is it primarily small cells? Could you just sort of put the meat on the bones for us as to what you think needs to be done in order to satisfy the next tier of FCC requirements for coverage?

Charles Ergen^ Yes. Thank you, Craig. First of all, I think the CapEx is 2024 and 2025. We still have CapEx. And again, we -- I think we've talked about our CapEx now that we've got 33%, there is a bit of a tail into the next quarter, but obviously, that CapEx will for the rest of the year will be at a much lower run rate. Having said that, the -- I would look at it specific drive tests that we have with the FCC is to show that we have I believe it's -- I'm looking at Tom, 35 megabits down link to our customers on an average basis, right?

So and the current network build that we have will then be an independent third party will go verify that. We're highly confident that we go well beyond that and we've learned a lot. And the thing I think maybe the Street's got a little bit wrong is that in the 600 megahertz, where we have -- which is only the big remaining part of what we have to do get to 75% of some smaller markets that we haven't built out yet, that spectrum propagates very far. So if you're not -- our network today is designed do not really take advantage of all the propagation of 600 megahertz because we also have 2 gig spectrum. So we have to balance those two together. But if you're just doing 600 megahertz, obviously, you can expand much further. So you have a base build that says, Here's the FCC's qualifications. It's probably not as robust as you would like for consumers, but it meets your FCC qualifications. That's kind of one end of the goal post.

The other one of the goalpost is I'm going to build this thing so robust that it's as good or better than my competition. That's another end of the goalpost. And what you're seeing in our model is the left-hand side of the goalpost is this is what we need to do to make sure that we meet our requirements, right? If you -- when you think about the $10 billion, we're going to be much more robust and go farther. So and there's a number of ways of doing things and a number of ways of doing things in between that. But I think the takeaway, Craig, is that we can modulate our capital -- we have some degree of flexibility to modulate our capital expenditures based on how well we're doing in execution complemented by the MVNOs.

And we're fortunate, we have good partners in AT&T Mobile as well, but that's a cost to us, of course. So obviously, when you can build it yourself and operate yourself cheaper than you pay somebody else, that makes a lot of sense. If you don't have enough customers where that makes sense, you're better off sharing your network with them in an MVNO agreement. So we've kind of got a lot of levers to pull. And I think that's -- we haven't done -- again, it's so hard to communicate this. And I know for you to build a model, we've made it difficult for you. But I think that we just have more flexibility than people think. And I think with this transaction, we've added more flexibility. But by no means are we done. By no means do we -- have we solved dollar capital constraints. But we've shown one more thing to the market that we're moving in that direction, and we're also saying that we have other opportunities to increase our financial flexibility.

And one thing is for sure, the marketplace opportunity is now bigger than it was before. And I think it's up to us to take advantage of that and to execute. And we've proven in the past 42 years, we can execute.

Maybe one more question? Operator, yes, one more question.

Operator^ Thank you. We will now take our final question from the analyst community. (Operator Instructions) Our final analyst question will come from the line of Chris Quilty of Quilty Space.

Christopher Quilty^ A question for Hamid, kind of repeating a question that Walt asked earlier. Last quarter, you announced you were going to build a several hundred satellite 5G capable constellation using the C-band. Is that project still on? Or is it a victim of -- sorry, DISHE's needs in terms of cutting CapEx costs?

Hamid Akhavan^ So Chris, we -- no, we have always announced. I want to make sure that that's not misstated. We have always announced that a wide band satellite system would have satellites in the number that's north of 100 in 100s. But we never said that we are yet in the process of actually building that in the design and engineering phase of that. That is still the case. That is still the case. We're not changing that plan. Even as a stand-alone company, we had to and we would -- we need to develop the ecosystem and including the finance ecosystem because building a satellite system like that, is an undertaking that requires participation from all aspects of the industry, from device manufacturers, carriers and chipset manufacturers, it's a very large undertaking.

And clearly, the funding and capital structure that requires participation from outside of the company. And that hasn't changed. So we'll continue to look at that, and we'll -- when we get to the phase of funding, we'll talk about the financial aspect of it further. But yes, we -- as Charlie had mentioned at the beginning, this is one of the reasons we brought the companies together. We're not abandoning by any means the S-band opportunity.

Christopher Quilty^ Okay. I guess the question is, I mean, I'm thinking of this from the EchoStar side, I mean, that was kind of the real juice to the story in terms of actually putting some of your spectrum and capabilities to use you've got competitors that are moving quick in direct to device and sort of building that capability, I mean, at least from the EchoStar side, I'm at a loss to understand where the operating synergies are between the two companies. Can you maybe explain that?

Hamid Akhavan^ Yes. So remember, Chris, that one of the biggest holes we have in building at an EchoStar was that we did not have North American spectra. And the North American spectrum, it's the -- without knowing spectrum, you really -- the business case doesn't work. I mean, everybody (inaudible). We have looked at it, it does not work. So much of the value comes from the coverage of North America and also ties to having the ability to serve large enterprises and military and others that North America is very important too.

So this gets us this solves that problem in a space. So I would say by no means our ability to execute and get to what we had been planning at EchoStar gets reduced here. So I would -- as I said, there's still -- as we had planned and continue to plan here a need for additional external funding, and we will bring that, but there's so much to do here and so much value to be created. I think that step will take care of itself when we get closer to it.

Christopher Quilty^ Yes. But I mean, at the end of the day, there's plenty of examples of spectrum sharing or purchases spectrum. I mean you've got a pristine balance sheet and had you wanted to acquire a spectrum or enter an arrangement so that you could go globally. I mean theoretically, EchoStar could act on that now with your balance sheet instead of waiting, I don't know, five years for the combined company to get their balance sheet together.

Hamid Akhavan^ No, Chris, that is not accurate. I want to mention that I said that directly. There is only 2% of the spectrum that is authorized for MSS over United States and Canada. There's one piece of S-band that belongs to DISH and one piece of L-band that belongs to Ligado. Those are the only two piece portfolio the spectrum that can talk to the satellite and authorized for MSS. And actually, the standard 5G 3GPP standard support there is no other spectrum. None of the carrier spectrum today can do that.

By the way, if you get the carrier spectrum, and let's assume you got the regulation behind you and the NPRM that the FCC has put out there and you went through all of that. You end up with a spectrum hotspots around the world in every geography. So let's say, you have a piece of a spectrum over Germany and then you have a piece of spectrum over Austria as a different satellite cannot deal with the boundary of Germany and Austria reaching a spectrum from Germany to Austria, I mean, the countries are not designed for satellite boundaries. So contiguous MSS spectrum is the must requirement and here, there's only one company now that has that in the world. And I think that was one of the synergies we brought the companies together. Well, thanks for the question. I think that's a relevant piece of information. I think the market needs to know.

Christopher Quilty^ And if I can just follow up on one other question. Obviously, you've just launched the JUPITER 3. You've got a competitor, your number one competitor that had a satellite failure. It seems like in terms of timing of this transaction, I scratch my head from the EchoStar side you've just got major things rolling out with OneWeb and new services and you've got a consumer broadband that's rolling. Is there still an intent because in the past, you had a distribution agreement with DISH, and they walked away from it on the consumer side, is that still an area of interest?

Hamid Akhavan^ The distribution agreement with DISH, are you suggesting?

Christopher Quilty^ It was about 10 years ago. When both DISH and -- sorry, both EchoStar and ViaSat had reseller agreements through DIRECTV and DISH and both of those went away.

Charles Ergen^ This is Charlie, just to set the record straight. DISH's distribution agreements with both EchoStar and ViaSat in a consumer broadband market. Obviously, with that have been at JUPITER 3 and the combination of the companies, there is synergy and the fact that you don't need two customer service centers, you don't need two installation networks. You don't need to dispatch units and there is synergy with the customer who has a satellite DISH, you may want broadband or a broadband customer who may want satellite or they may want telco services.

And you can put -- those are all separate databases, are all separate systems. When you put all those things together, there's some synergy and the fact that JUPITER 3 now is a much more robust competitor for consumers compared to JUPITER 2, as an example. you can see how you might -- if you're in addition EchoStar's position, you would really look at that, which we have.

Operator. We'll move to the media.

Operator^ We will now take questions from members of the media. (Operator Instructions) One moment for our first media question.

Our first media question will come from the line of [S. Moritz] of Bloomberg.

Unidentified Participant^ On the build-out requirement. Charlie, you spoke about the challenges, especially meeting some of the rural area requirements. And you spoke about the need to have the FCC cooperate with your plans, and you seem to be wanting to sell them on this. The superior robust network that's always been your vision. What confidence do you have that the FCC will work with you on this?

Charles Ergen^ Well, I think you misstate, but maybe I didn't articulate it. There's a requirement there's a requirement on paper, right? That's kind of one thing, and that's what the FCC is requiring. But that may not be the most robust service for consumers, right? And so my experience with the FCC is that the -- at the end of the day, they want competition, and they want the consumer interest to be at the heart of what they do in (inaudible).

When you -- if you just look at a piece of paper and say, this is what you want to do, that -- we're happy to do that. But we think that there's other ways to do that in a more robust fashion that's better for consumers and better for competition. And so they're always open to discussion. You can see a perfect example where they were SpaceX said, we think we can do satellite broadband to customers and they fairly quickly for FCC standards. In fact, they were given the authorization to do it. And when it came to the public interest in deciding what the particular frequency would be used for mobile are for satellite. They chose satellite because they felt that was in the best public interest. Even though terrestrial -- we paid at auction, we paid for terrestrial rights and Starling didn't pay for it, didn't pay.

So but they made the choice based on engineering and based on the public interest. And so that's what you want your regulatory agency to do. And we always have a point of view, but they're the expert agency. So I found through all the administrations for the most part, the FCC has been willing to listen and for the FCC has tried to make a rational decision. Some we agree with, some we don't agree with but they've always -- at the heart of their decisions, looked at the public interest. And so I think there's not any question that what we've done to bring telco leadership back in the United States is going to be important, given that for the first time, the United States now has something more robust than maybe what other countries can do.

And I think that there's no guarantee on those things. And then we're going to be on the left-hand side of the goalpost of what we're going to do. But I think there's better ways to do things, and those conversations will continue. But from an investor point of view, it should be feel secure that we're going to go out and do what we need to do to secure our spectrum.

Operator, we'll take one more question.

Operator^ Thank you. Our last question will come from the line of Drew FitzGerald of WSJ.

Drew FitzGerald^ Two questions, if I may. First, if you pursue this opportunity for direct to smartphone communications like the long term for the combined company, and need partners to do that. What's the extent of the options that you have to -- with regard to your 2 gigahertz MSS spectrum. So if you have partners could those assets be shared at least put into some sort of joint ownership, could it be levered? Or is that an asset that you need to fully own unencumbered?

And then second, on the wireless side, there's an attractive deal now with Amazon for wireless service, but there's no subsidies to buy in the smartphone and big incumbents, as you know, they spend a lot of money to acquire new customers often with a big upfront discount on smartphones. Is that something that -- is that a strategy that you think works and you'd like to pursue? And if so, how would you pay for it? Or do you -- are you looking to go in a different direction?

Hamid Akhavan^ I'll take the first part of the question, Hamid Akhavan. On the -- so you can imagine the network satellite network build on S-band is similar to a terrestrial network build on S-band, so you still have the rights within your own company, but certainly, you can bring other members of the ecosystem to take part, equity participation, you could raise any sort of leverage in convert nodes. So there is a revenue share, all sorts of models that are possible and we have looked at.

So there is really no restrictions on the structuring a deal to bring in additional investment and capital into it. And that's the part that actually is somewhat exciting because this is one of those networks that we believe there's only one good one that can be built. There's not room for many, yes, there can be many companies offering a basic messaging perhaps that's something that we will see in the market. But to have the same exact experience as you have on your regular smartphone coming from a satellite, there really isn't room for more than one. And therefore, we expect to have some very significant partnerships to emerge in the next course of the next few years as we put this system up, up (inaudible).

As for the Amazon, I'll pass that to John for comments.

John Swieringa^ Drew, it's John Swieringa. Look, on the postpaid front, look, we're not confused. It's obviously a very competitive market with respect to the handsets. You see us operating today with Boost Infinite where we offer an everyday low price. We also have device financing opportunities. And as you see us start to convert to owner's economics, was going to be more motivated than us to load compatible devices onto our network. And I think you'll see us being very competitive in the market as it relates to sort of the best devices that consumers want, right? We'll be there to compete and provide really attractive pricing.

Charles Ergen^ All right, thank you all. Appreciate it. Thanks, everybody.

Hamid Akhavan^ Thank you.

Operator^ This concludes today's conference call. Thank you all for participating. You may now disconnect, and have a pleasant day.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH Network’s and EchoStar Corporation’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH Network’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), and under the section entitled “Risk Factors” of EchoStar Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. DISH Network and EchoStar Corporation undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between DISH Network and EchoStar Corporation; the effect of the announcement of the proposed transaction on the ability of DISH Network and EchoStar Corporation to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH Network’s and EchoStar Corporation’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH Network’s and EchoStar Corporation’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Securities Exchange of 1934, as amended (the “Exchange Act”), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH Network’s and EchoStar Corporation’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH Network’s and EchoStar Corporation’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH Network nor EchoStar Corporation undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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In connection with the proposed transaction, DISH Network and EchoStar Corporation intend to prepare a joint information statement for its respective stockholders containing the information with respect to the transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. DISH Network intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH Network and EchoStar Corporation may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH Network or EchoStar Corporation may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH Network, EchoStar Corporation and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH Network will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar Corporation will be available free of charge on its website at https://ir.echostar.com/.